March 28, 2006





Securities and Exchange Commission
Washington, D.C.  20549





Gentlemen:

      Please withdraw registration statements of November 9, 2004 and November 14, 2005 on Form Type 10SB12B. These forms were filed in error. The correct forms should be 10QSB-NT.

	Please retire file number 001-32348 in the name of BOL
BANCSHARES, INC.  The correct file number for BOL BANCSHARES,
INC. is 0-16934.

	If there are any further questions, please call Mary Ann
Stillwell at 504-889-9465.


Sincerely,

/s/ Peggy L. Schaefer

Peggy L. Schaefer
Treasurer